Exhibit 99.1

PicoCELA Inc. Issues Restricted Common Shares to CFO and Director

Tokyo, Japan, April 15, 2026  – PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PCLA), a Tokyo-based provider of enterprise wireless mesh solutions, entered into two restricted common share compensation agreements (the “Compensation Agreements”), on April 1 and 11, 2026, respectively, with Hideaki Horikiri, the Company’s chief financial officer and director. Pursuant to the Compensation Agreements, on April 1 and April 11, 2026, the Company issued 4,400,000 and 1,060,000 common shares, respectively (collectively, the “Shares”), of the Company to Mr. Horikiri. The issuances of the Shares are in consideration for Mr. Horikiri’s services rendered, and include prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

The execution of the Compensation Agreements and the issuance of the Shares were authorized by the Company’s shareholder resolution on February 24, 2026 and board of directors’ resolutions dated March 11 and 24, 2026.

As of April 11, 2026 , the number of common shares held by Mr. Horikiri accounted for 70.66% of the Company’s outstanding 9,613,805 common shares.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive local area network cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PicoCELA Investor Contact

global@picocela.com